Filed by Apollo Residential Mortgage, Inc.

Commission File No. 001-35246

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Apollo Residential Mortgage, Inc.

Commission File No. 001-35246

This filing relates to the proposed merger of Apollo Residential Mortgage, Inc., a Maryland corporation (“AMTG”) and Apollo Commercial Real Estate Finance Inc., a Maryland corporation (“ARI”) pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 26, 2016 by and between AMTG, ARI and Arrow Merger Sub, Inc., a Maryland corporation.

The following is a letter that was distributed to stockholders of AMTG today reminding them to vote in connection with the Special Meeting of Stockholders of AMTG to be held on Wednesday, August 24, 2016.

August 12, 2016

Dear Stockholder,

You recently received proxy materials in connection with the Special Meeting of Stockholders of Apollo Residential Mortgage, Inc. to be held on Wednesday, August 24, 2016. According to our records, your PROXY VOTE for this meeting HAS NOT YET BEEN RECEIVED.

Apollo Residential Mortgage, Inc. is asking stockholders to vote:

1.	to approve the “First Merger” and any other transactions contemplated by the merger agreement
2.	to consider and vote upon a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve the “First Merger” and any other transactions contemplated by the merger agreement
3.	to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Apollo Residential Mortgage, Inc.’s named executive officers in connection with the mergers

You should refer to the proxy materials previously mailed to you for additional information on this matter

The Board of Directors unanimously recommends a vote “FOR” the proposals referenced above.

Due to the vote on proposal #1 requiring (i) an affirmative vote of the holders of at least a majority of the shares outstanding eligible to vote and (ii) an affirmative vote of the holders of at least a majority of the shares outstanding eligible to vote that are beneficially owned by persons unaffiliated with Apollo Global Management, LLC, abstaining from voting will have essentially the same effect as votes cast AGAINST the proposal to approve the merger agreement. Therefore regardless of the number of shares you own, it is important that your vote is represented at the Special Meeting.

Please vote your shares of stock now so that your vote can be counted without delay. Voting is easy. You may use one of the options below to ensure that your vote is promptly recorded in time for the Special Meeting:

¡	VOTE BY TOUCH-TONE PHONE: You may cast your vote by calling the toll-free number on the enclosed proxy voting form. Follow the instructions on your proxy card to cast your vote.

¡	VOTE VIA THE INTERNET: You may cast your vote by logging onto www.proxyvote.com as identified on the enclosed proxy voting form and following the instructions on the screen.

¡	VOTE BY MAIL: You may cast your vote by mail by completing, signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

If you have any questions or require further assistance in voting your shares, please contact our proxy solicitation agent Alliance Advisors, LLC toll-free at 855-928-4478.

YOUR PARTICIPATION IS IMPORTANT—PLEASE VOTE TODAY!

We appreciate your support.

IF YOU HAVE RECENTLY MAILED YOUR PROXY CARD OR CAST YOUR VOTE BY PHONE OR INTERNET, PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST.

Additional Information and Where You Can Find It

In connection with the proposed transaction, ARI intends to file a registration statement on Form S-4 that will serve as a prospectus for the ARI shares to be issued as consideration in the proposed transaction and AMTG intends to file a proxy statement and other relevant materials with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF AMTG ARE URGED TO READ THE PROSPECTUS AND PROXY STATEMENT AND OTHER RELEVANT MATERIALS IN THEIR ENTIRETY BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT AMTG, ARI AND THE PROPOSED TRANSACTION. These materials will be made available to the stockholders of AMTG at no expense to them and are expected to be mailed to stockholders. When available after filing, the prospectus and proxy statement and other relevant information may be obtained without charge from the website of the Securities and Exchange Commission at www.SEC.gov. Copies of the documents filed by AMTG with the SEC are also available free of charge on AMTG’s website at www.apolloresidentialmortgage.com, and copies of the documents filed by ARI with the SEC are available free of charge on ARI’s website at www.apolloreit.com.

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the proxy statement or any other document that AMTG may file with the SEC or send to stockholders in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond ARI’s or AMTG’s control. These forward-looking statements include information about possible or assumed future results of ARI’s or AMTG’s business, financial condition, liquidity, results of operations, plans and objectives. When used in this release, the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions are intended to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: the return on equity; the yield on investments; the ability to borrow to finance assets; and risks associated with investing in real estate assets, including changes in business conditions and the general economy. For a further list and description of such risks and uncertainties, see the reports filed by ARI or AMTG with the Securities and Exchange Commission. The forward-looking statements, and other risks, uncertainties and factors are based on ARI’s or AMTG’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to ARI or AMTG. Forward-looking statements are not predictions of future events. ARI and AMTG disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.